UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-08796

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Questar Corporation

180 East 100 South

P.O. Box 45433

Salt Lake City, Utah 84145-0433

The following audited financial statements are enclosed with this report:

1.

Statement of Net Assets available for Plan Benefits as of December 31, 2008 and December 31, 2007.

2.

Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2008.

3.

Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2008, are attached as an exhibit to this Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION

EMPLOYEE BENEFITS COMMITTEE

Date:  June 26, 2009

/s/Keith O. Rattie

Keith O. Rattie, Chairman

Employee Benefits Committee

Questar Corporation

Employee Investment Plan

Table of Contents

Page No.

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008

3

Notes accompanying the financial statements

4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

9

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

10

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Questar Corporation Employee Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Salt Lake City, Utah

June 23, 2009

Questar Employee Investment Plan 2008 11-K

Questar Corporation

Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments at fair value
Questar Corporation common stock	$217,598,935	$329,981,219
Registered investment companies	81,219,695	138,245,227
Common collective trust funds	23,126,666	40,023,297
Common collective trust funds related to fully benefit-responsive investment contracts	48,581,556	44,596,460
Participant loans	7,863,650	8,253,012
Total Investments	378,390,502	561,099,215

Receivables
Contributions receivable from Questar Corporation	426,365	403,000
Interest receivable	6,454	147,340
Pending trades	165,319	473,860
Total Receivables	598,138	1,024,200
	378,988,640	562,123,415
Liabilities
Pending trades	155,915	466,128
Net assets available for benefits at fair value	378,832,725	561,657,287
Adjustment from fair value to contract value for investments in common
collective trust funds related to fully benefit-responsive investment contracts	2,719,906	156,636
Net assets available for benefits	$381,552,631	$561,813,923

See notes accompanying the financial statements

Questar Employee Investment Plan 2008 11-K

Questar Corporation

Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
Additions
Investment income
Dividends and earnings	$ 6,702,336
Interest income from participant loans	622,380
7,324,716
Contributions
Participants	14,043,051
Employer	9,034,655
Rollover	436,257
Total contributions	23,513,963
Total additions	30,838,679

Deductions
Net realized and unrealized depreciation in fair value of investments	(185,388,127)
Distributions	(25,558,104)
Trustee and redemption fees	(153,740)
Total deductions	(211,099,971)

Net change	(180,261,292)
Net assets available for benefits at beginning of year	561,813,923
Net assets available for benefits at end of year	$381,552,631

See notes accompanying the financial statements

Questar Employee Investment Plan 2008 11-K

Questar Corporation

Employee Investment Plan

Notes accompanying the financial statements

1.  Plan Description

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation (Questar) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). As of May 15, 2008, Questar’s Employee Benefits Committee is the Plan Administrator. (Prior to May 15, 2008, the Plan Administrator was the Employee Investment Plan Committee.)

There is no service period requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human-resource pool employees are ineligible to participate.  Effective July 1, 2008, participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate unless they make a timely election to change the contribution rate or not to participate.  Prior to January 1, 2008, the contributions from the automatic enrollment were invested in the Wells Fargo Stable Return Fund (Stable Return Fund). Beginning in 2008, they are invested in the MFS Total Return Fund. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2008 and 2007 was $15,500 for both years. The catch-up maximum contribution limit for each year was $5,000 for participants that turned age 50 or older during the Plan year.

Plan participants may transfer prior contributions and earnings up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts. Participants receive employer matching contributions on the first 6% of their eligible compensation contributed as follows: beginning January 1, 2008, employees of a participating company that is a subsidiary of Questar Market Resources, Inc., receive a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period during the entire year. All other participants receive a matching contribution of 100% on the first 3% contributed and 60% on the next 3% contributed, for an overall employer matching contributions of 80% on the first 6% of their eligible compensation contributed each pay period. All employer contributions are made on a pre-tax basis. Participants may direct the investment of the employer matching contributions to any of the funds available in the Plan, or if not so directed, will follow the same investments as that of the employee contributions. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund.

The Plan provides an additional $200 annual employer non-matching contribution to the Questar Stock Fund to each qualifying employee of participating employers. To qualify, an employee must have been eligible to participate in the Plan continuously from the first day through the last day of the Plan year. Qualifying employees do not have to otherwise participate in the Plan.

Plan participants are allowed two outstanding loans, one residential and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are used to calculate vested account balances, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a primary residence, and repayment is by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Questar Employee Investment Plan 2008 11-K

Upon retirement, death, resignation, or other termination, a Plan participant’s account, to the extent it has vested, becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds and in whole shares of Questar common stock. Fractional shares are paid in cash. If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of  the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan Document explains the rules for withdrawing shares of Questar common stock and funds from participants' accounts, including distributions upon termination of employment, disability or death.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts are used to offset future employer contributions. Amounts forfeited during 2008 were not material. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, other administrative expenses, except commissions, common collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies, and a portion of the trustee fees have been paid by Questar. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee. The trustee fees of $153,740 listed on the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of loan processing fees, redemption fees, and common collective trust fund management fees.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on an accrual basis.

Use of Estimates

The preparation of financial statements and notes in conformity with U.S. generally accepted accounting principles requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investment in Questar common stock is stated at fair value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the common collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Wells Fargo Stable Return Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock, maintains a cash reserve and uses unitized-value accounting. The market value of Questar shares plus the cash reserve are converted to equivalent units for the fund. The equivalent unit value is different than the underlying stock price.

Questar Employee Investment Plan 2008 11-K

Dividends

Plan participants can elect to receive cash dividends paid on shares of Questar common stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of Questar common stock. Currently reinvested dividend-shares are purchased through the Questar Corporation Dividend Reinvestment and Stock Purchase Plan at market value. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Wells Fargo Stable Return Fund, a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the Code, and therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is exempt from taxation.

4.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5.  Investments

The Plan’s net realized and unrealized depreciation in fair value of investments during 2008 is as follows:

Questar Corporation common stock	($131,571,042)
Shares of registered investment companies	(45,480,035)
Common collective trust funds	(8,337,050)
Net realized and unrealized depreciation in fair value of investments	($185,388,127)

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Questar Corporation common stock	$217,598,935	$329,981,219
Wells Fargo Stable Return Fund	48,581,556	44,596,460

6.  Party-in-Interest Transactions

During 2008, the Plan received dividends of $2,871,797 on shares of Questar common stock held in the Plan. Purchases and in-kind contributions of Questar common stock amounted to $34,676,423, and transactions involving sales and distributions of Questar common stock were $15,487,665 during 2008.

Questar Employee Investment Plan 2008 11-K

7.  Plan Termination

Although it has not expressed any intent to do so, the company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.  Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500 follows:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$381,552,631	$561,813,923
Adjustment between fair value and contract value related to fully benefit- responsive investment contracts held by common collective trust funds	(2,719,906)	(156,636)
Net assets available for benefits per the Form 5500	$378,832,725	$561,657,287

A reconciliation of net investment income per the financial statements for the year ended December 31, 2008, to the Form 5500 follows:

Year Ended December 31, 2008
Net change per the Statement of Changes in Net Assets Available for Benefits	($180,261,292)
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2008	(2,719,906)
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2007	156,636
Net investment loss per the Form 5500	($182,824,562)

9.  Fair Value Measures

Beginning in 2008, the Plan adopted the effective provisions of Statement of Financial Accounting Standards (SFAS) 157 “Fair Value Measures.” SFAS 157 defines fair value in applying GAAP, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. Also, the new standard establishes a fair value hierarchy. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The adoption of SFAS 157 did not have a significant effect on the Plan’s financial position or changes in financial position.

Following is a description of the valuation methodologies used at December 31, 2008:

Common Stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds and Common collective trust funds related to fully benefit-responsive investment contracts: Common collective trust funds are valued using the quoted market price of the underlying securities.

Stable return fund: The Stable return fund valuation is based on the fair value of the underlying assets held by the portfolio.

Mutual funds: Mutual funds are valued at the closing price reported on the active market on which the individual mutual funds are traded.

Participant loans: Valued at their outstanding principal balances, which approximates fair value.

Questar Employee Investment Plan 2008 11-K

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Questar Corporation common stock	$217,598,935			$217,598,935
Mutual funds	81,219,695			81,219,695
Common collective trust funds		$23,126,666		23,126,666
Common collective trust funds – related to fully benefit-responsive investment contracts		48,581,556		48,581,556
Participant loans			$7,863,650	7,863,650
Total Investments	$298,818,630	$71,708,222	$7,863,650	$378,390,502

The table below summarizes the changes in the fair value of level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance at beginning of year	$8,253,012
New loans issued	2,749,786
Repayments	(3,440,832)
Loan interest	622,380
Defaulted loans	(320,696)
Balance at end of year	$7,863,650

Questar Employee Investment Plan 2008 11-K

EIN 87-0407509

PLAN #002

		Questar Corporation Employee Investment Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2008
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
*	Questar Corporation	6,656,437 shares of common stock	[1]	$217,598,935
	Registered Investment Companies, Common Collective Trust Funds, and Money Market Funds:
	American Funds	The Growth Fund of America (R5), 607,235 shares	[1]	12,411,876
	American Funds	The Europacific Growth Fund (R5), 367,054 shares	[1]	10,259,171
	Barclays	U.S. Equity Market Index Fund, 107,040 units	[1]	2,722,024
	Baron	Small Cap Fund, 481,648 shares	[1]	6,858,671
	Fidelity	Advisor Mid Cap Fund (Class I), 472,009 shares	[1]	5,413,945
	Goldman Sachs	High-Yield Institutional Fund, 755,812 shares	[1]	3,824,409
	MFS	Total Return Institutional Fund, 1,057,216 shares	[1]	12,094,556
	MFS	Total Return Fund	[1]	1,071
	MFS	Value Fund (R4), 533,228 shares	[1]	9,347,479
	PIMCO	Total Return Institutional Fund, 1,613,985 shares	[1]	16,365,803
	Vanguard	REIT Index Institutional Fund, 579,615 shares	[1]	4,642,714
*	Wells Fargo	S&P 500 Index Fund (G), 491,695 units	[1]	14,908,196
*	Wells Fargo	Short-term Investment Money Market Fund	[1]	5,496,446
*	Wells Fargo	Stable Return Fund (N2), 5,072,849 units	[1]	48,581,556
*	Participant loans	Interest rates range from 4.25% to 10.50% maturing through 2018		7,863,650
	Total			$378,390,502

1   Investments are participant-directed, thus cost information is not applicable.

*   Indicates party-in-interest to the Plan.

Questar Employee Investment Plan 2008 11-K

Exhibit Index

The following exhibit is being filed as part of this report:

Exhibit No.

Exhibit

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Questar Employee Investment Plan 2008 11-K